FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April 2010
29 April 2010

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.  1  Press release of British Sky Broadcasting Group plc announcing 3rd Quarter Results released on 29 April 2010

BRITISH SKY BROADCASTING GROUP PLC

Results for the nine months ended 31 March 2010

CONTINUED strong operational and financial performance

Continued Strong Customer Growth in the Quarter

•    Third quarter net customer growth of 62,000 to reach 9.770 million households

•    Success in our multi-product strategy with ARPU up 11%; net additional subscription product sales of 878,000

•    Strong response from customers to new Sky+HD box price with 428,000 net HD additions

•    1.9 million customers taking all three of TV, broadband and telephony, up 39%

Accelerating Financial Performance - Double-Digit Growth in Revenue and Earnings

•    Total revenue up 10%; adjusted revenue up 11% to £4,383 million

•    Adjusted operating profit up by 5% to £618 million, despite upfront cost of strong demand for HD; reported operating profit of £645 million up 4%

•    Adjusted basic EPS growth of 16% to 22.3 pence; basic EPS of 31.1 pence

•    Strong growth in free cash flow, up 17% to  £310 million

Note: See page 2 for results highlights and reconciliation of non-GAAP measures and page 15 for definition of terms

Results highlights

Customer Metrics (unaudited)

	Quarterly Net Additions		Closing Base
'000s	31-Mar-10	31-Mar-09	31-Mar-10
Net Customer Additions	62	80	9,770
Additional products
Sky+HD	428	243	2,510
Multiroom	63	46	2,062
Broadband	101	130	2,505
Telephony	118	195	2,230
Line rental	168	270	1,472
Other metrics
Gross additions for the quarter (000)	304	327
Churn for the quarter (annualised %)	9.9%	10.6%
ARPU (£)	£503	£452

Business Performance (unaudited)

£'millions	9 months to Mar-10	9 months to Mar-09	% movement
Adjusted revenue(1)	4,383	3,960	11%
Adjusted operating profit(1)	618	589	5%
% Adjusted operating profit margin(1)	14.1%	14.9%
Adjusted EBITDA(1)	868	800	8%
Adjusted basic earnings per share(2)	22.3p	19.2p	16%
Free cash flow	310	264	17%

Statutory Results (unaudited)

£'millions	9 months to Mar-10	9 months to Mar-09	% movement
Revenue	4,383	3,996	10%
Operating profit	645	622	4%
Cash generated from operations	925	770	20%
Basic earnings per share	31.1p	9.7p	221%

1 Adjusted earnings before joint ventures, interest, taxation, depreciation and amortisation (EBITDA) and adjusted operating profit for the nine months ended 31 March 2010 exclude £28 million relating to litigation settlement income and £1 million of EDS legal costs. Adjusted EBITDA and adjusted operating profit for the nine months ended 31 March 2009 exclude EDS legal costs of £3 million and an adjustment to revenue of £36 million representing amounts invoiced in prior years.

2 Adjusted basic EPS for the nine months ended 31 March 2010 is based on adjusted profit for the period which excludes adjusting items as detailed in note (1), a £115 million profit on the partial disposal of the Group's investment in ITV; £9 million of interest income relating to litigation settlement income; a £17 million gain relating to remeasurement of all derivative financial instruments (not qualifying for hedge accounting); and related tax effects. Adjusted basic EPS for the nine months ended 31 March 2009 is based on adjusted profit for the period which excludes adjusting items as detailed in note (1), a £191 million impairment relating to the Group's investment in ITV; a charge of £6 million relating to a deferred tax write-off; a £12 million gain relating to remeasurement of all derivative financial instruments (not qualifying for hedge accounting); and related tax effects.

Jeremy Darroch, Chief Executive, said:

"The business has continued to perform very well in what remains a tough consumer environment. Customers are responding to our focus on quality, innovation and value, and success in our multi-product strategy has allowed us to deliver double-digit growth in each of revenue, free cash flow and earnings per share.

"We have seen a huge response to our decision to cut the upfront cost of high definition, with net additions of 428,000 - up 76% on the prior year.  The number of customers taking all three of TV, broadband and telephony is up 39% year on year and, as customers reward us with more of their business, ARPU has surpassed £500 for the first time.

"In support of this growth, we have created around 1,500 jobs over the last two years and, with the announced opening of a new contact centre facility in Stockport this quarter, we will be adding a further 550 jobs in the Greater Manchester area. At the same time, we continue to broaden our contribution to the communities in which we live and work. Our secondary schools programme 'Sky Sports Living for Sport' reached a key milestone this month signing up its 1,000th school.

"Our leading HD box is allowing us to bring more innovation to customers faster and at lower cost.  The launch of Sky 3D, Europe's first 3D TV channel, has got off to a good start, with more than 1,000 venues signed up so far.  We're on track to bring 3D to residential customers later this year along with our new video-on-demand service, Sky Anytime+. All of this will be available through our existing HD box.

"Today's results show that our financial performance is accelerating as we move through our investment in broadband and HD. Our focus on delivering an outstanding service for customers positions us well for sustainable growth in shareholder returns."

OPERATIONAL REVIEW

In the three months to 31 March 2010 ("the quarter"), we saw continued customer growth and strong take up of additional products.

Net additions for the quarter were 62,000 taking our total base to 9.770 million. Within this, gross customer additions were 304,000 and churn improved by 70 basis points on the prior year to 9.9%.

We are seeing good success in our multi-product strategy, with net product sales of almost 900,000 in the quarter. Each of our products saw good growth, with a standout performance in HD as penetration exceeded 25%. Take-up of communication services continues apace, with 19% of customers now taking all three of TV, broadband and telephony. And as customers reward us with more of their business, ARPU reached £503, up 11% year on year.

Sky+HD

Customers responded strongly to a further reduction in the headline price of the Sky+HD box. We added 428,000 HD customers in the quarter, a similar level to the Christmas quarter and 76% higher than the prior year.

We extended our HD channel line-up further this quarter, building even more value into the £10 monthly subscription. We announced the launch of four new channels including Five HD, ITV1 HD, Sky Sports HD 4 and Hallmark Channel HD. Together with Sky News HD, this means we will have 42 HD channels and are progressing well with plans to reach 50 channels by the end of this calendar year.

Our plans to standardise around the HD box platform, announced in January 2010, have now been fully implemented. All new and upgrading customers receive a Sky+HD box and, those subscribing to the £10 a month HD channel pack for the first time, receive their HD box for free. The Sky+HD box not only provides access to Europe's most comprehensive HD service and our enhanced electronic programme guide (EPG), but later this year it will also offer customers access to a full broadband-enabled video-on-demand service and Sky 3D, Europe's first 3D TV channel. Importantly, getting more of our best boxes into customers' homes today allows us to grow more efficiently, making it easy for customers to upgrade to our HD channel pack in the future with no need  for a box swap or engineer visit.

Broadband & Telephony

Customers continue to respond to the value of our award-winning Sky Broadband and Talk. Following the completion of the roll-out of our fully unbundled network last quarter, we have increasingly focused on selling broadband, telephony and line rental as a bundled service to customers. We added 101,000 broadband, 118,000 telephony and 168,000 line rental customers in the third quarter. Overall, 1.9 million, or 19%, of our customers now choose Sky for all three of TV, broadband and telephony, helping us to deepen the relationship in the home and establish Sky as the entertainment and communications provider of choice. We continue to make good progress on migrating customers to full unbundling, with 688,000 customers on our network at the end of the quarter.

We have made further progress on improving the returns on our investment in broadband and telephony. Increased scale and continued cost efficiency saw operating losses more than halve to £43 million for the nine months to 31 March 2010 ("the period"). The third quarter saw a marked reduction in losses, to £6 million, and - excluding the cost of customer migrations to our fully unbundled network - broadband  and telephony is now close to breakeven.

In April we announced changes to the pricing and packaging of our broadband and telephony products. From 1 June, all on-net customers will receive our fastest possible line speed (up to 20Mb) with pricing varying according to usage. We will retain our "free" price-point and launch a new unlimited package at £7.50 a month (subject to subscribing to a Sky Talk package). This gives Sky customers access to our fastest speed available at a very affordable price and delivers attractive economics for our business.

Innovation

We continue to innovate for our customers. We launched Sky 3D to commercial customers and will now broadcast one live Premier League game every week for the remainder of the 2009/10 season. Over 1,000 venues across the country have already signed up to the service.

Later this year we will launch Sky 3D to residential customers, as well as our full video-on-demand service, Sky Anytime+. Both of these services will use our existing Sky+HD platform and will be accessible to all customers with an HD box.

Following agreements with Cello, 3View and Humax, Sky Player will be accessible via a number of new devices and platforms including internet connected LCD TV's and other hybrid DTT/IPTV set-top boxes. This is in addition to existing access via Xbox, Fetch TV and Windows Media Center. This is a great way to put more value into our subscription service for customers.

Content

We had a strong quarter on screen.  In sports, following the strong response to our first live 3D broadcast with Arsenal vs Manchester United in January, we successfully launched Sky 3D with Manchester United vs Chelsea in April and are now offering weekly 3D Barclays Premier League matches to commercial premises throughout the climax of the season. From May we will expand our 3D coverage to rugby union as Sky 3D offers live coverage of the final and one of the semi-finals from the Guinness Premiership, plus the international match between England and the Barbarians. Further sports will be added in the coming months, ahead of the launch of Sky 3D to residential customers later this calendar year. In HD, we announced the launch of our fourth Sky Sports HD channel, and over half of viewing to Sky Sports is now in high definition.

Sky1 has seen the return of popular US dramas and more original commissions. 'Lost' and '24' performed strongly with viewing up year on year. In original commissions, cumulative audiences surpassed a million for 'A League of Their Own' with James Corden and 'Pineapple Dance Studios' and over two million for Davina McCall's 'Got to Dance'.

We saw a strong response to Sky Movies 10-part series 'The Pacific' which premiered on Sky over Easter. To date, the first two programmes have reached a cumulative audience of over 1.6 million.

Looking forward, we have secured more high quality content for customers. We renewed near-live rights for the Premier League for three years from the 2010/11 season and we announced our first original 3D commission; a pioneering feature documentary - 'Flying Monsters' - presented by Sir David Attenborough. On April 22nd, Sky News achieved its highest ever peak audience for its production of the second live debate between the main party leaders in the run-up to the General Election.  Across all channels where the live broadcast was available, the average audience for the programme was 4.1 million, one of the biggest ever audiences on multi-channel television in the UK. Sky News HD, the UK's first high definition news channel, will launch on election night, May 6th, following the success of the Sky News Debate, which was simulcast in HD as a preview of the new channel.

The Bigger Picture

During the quarter, we continued with our commitment to The Bigger Picture, encouraging participation in sport, helping to create a healthy environment and making the arts more accessible.

In January, as part of our five year partnership with British Cycling, we launched Team Sky, the UK's first professional road racing team. The team, which has already successfully competed in several events, has since the end of the quarter secured a place to compete in this year's Tour de France.

We also continue to make good progress with our Sky Sports 'Living For Sport' programme, which has used participation in sports and the resonance of the Sky Sports brand amongst young people to help engage more than 20,000 students to date in school life. The scheme, which we set up six years ago in partnership with the Youth Sport Trust, has reached a key milestone since the quarter end, signing up its 1,000th school.

FINANCIAL SUMMARY

Our financial performance for the nine months was strong and earnings accelerated in the third quarter. Adjusted revenue increased by 11%, reflecting success in our multi-product strategy and adjusted basic earnings per share (EPS) increased by 16%. Adjusted operating profit was 5% higher, generating margin of 14.4% in the quarter, an 80 basis point improvement on the second quarter. This performance was achieved in a period of strong demand for our HD service, driving continued short-term, upfront cost. Our continued focus on operational efficiency has allowed us to absorb high levels of demand whilst also delivering growth in earnings and cash flow.

We are making good progress in broadband and telephony, with nine month operating losses at £43 million, 60% lower year on year. Losses in the third quarter were £6 million, a £29 million reduction from the prior year. This reflects a continued focus on cost efficiency and an improved take-up of more profitable bundled products. As a result, we are on track to breakeven in the fourth quarter.

Reported revenue of £4,383 million includes £448 million related to Sky Broadband and Talk and £151 million related to Easynet. Reported operating profit of £645 million includes losses attributable to Sky Broadband and Talk of £43 million, a £16 million loss from Easynet and £28 million income relating to EDS damages. For more information on adjusting items please refer to the "Exceptional Items" paragraph on page 10.

Revenue

Group revenue, excluding exceptional items, increased to £4,383 million (2009: £3,960 million), up 11% year on year, with a particularly strong performance in retail subscription revenue.

Retail subscription revenue, excluding exceptional items, increased by 15% to £3,518 million (2009: £3,055 million), reflecting a 5% increase in customers and a £51 year on year increase in ARPU.

Wholesale subscription revenue increased by £26 million to £176 million (2009: £150 million) benefiting from the return of Sky's basic channels to the cable platform in November 2008 and a higher number of subscribers to our premium channels.

Advertising was slightly lower, by 1%, to £232 million (2009: £234 million). Revenue growth in the third quarter was strong, up 9% year on year, partially offsetting a decline in the first half, which reflected overall weakness in the sector. We continue to outperform the overall TV advertising sector, which we estimate increased by 7% in our third quarter. We remain cautious on the outlook for the rest of 2010, with limited visibility for the second half of the calendar year.

Easynet revenue was stable year on year at £151 million (2009: £151 million). In what remains a challenging business environment, Easynet continues to focus on high quality customer additions and efficiency in costs. During the quarter, Easynet secured its largest ever contract, signing a ten year contract with Transport for London (TfL).

Installation, hardware and service revenue was £139 million (2009: £192 million), with the strong increase in the volume of HD customer additions more than offset by the lower retail price of a Sky+HD box, a decrease made possible because of the reduced manufacturing cost.

Other revenue of £167 million (2009: £178 million) was 6% lower than the prior year, mainly due to the loss of conditional access fees from Setanta. These were partially offset by higher Sky Bet revenues of £43 million, up 22%.

Direct Costs

Programming costs increased by 9% to £1,421 million (2009: £1,309 million), with higher sports costs and third party channel costs from our expanded sports line up and new retail agreement with ESPN. This increase was partially offset by savings in movie costs, which reflected improved terms from the major studios.

Direct network costs increased to £379 million (2009: £258 million) reflecting the strong growth in broadband, telephony and line rental customers, which increased by 420,000, 535,000 and 799,000 customers respectively and led to revenue growth of £183 million. We continue to migrate existing customers to full unbundling, an important factor in future profitability, which also contributed to the increase in costs during the period.

Other Operating Costs

Marketing costs were impacted by strong customer demand for HD throughout the period. Costs increased by £165 million to £826 million, primarily reflecting the successful addition of 673,000 more Sky+HD customers year on year, reflected in strong growth in ARPU throughout the period. Accelerated growth of HD customers represents an attractive opportunity for the business, with payback on average within 18 months. Above the line spend was also higher year on year, with the launch of our new 'Supertelly' campaign during the quarter.

Subscriber management and supply chain costs fell by £9 million to £488 million, reflecting continued focus on operational efficiencies, such as our single box strategy, and driving more customer interactions on-line.

We continue to maintain discipline in our fixed cost base and held transmission and administration costs broadly level year on year, reducing as a percentage of sales by 140 basis points. Transmission, technology and fixed network costs increased by £9 million to £277 million (2009: £268 million) and administration costs (excluding exceptional costs) were £4 million lower at £374 million.

Earnings

Adjusted profit for the period was £388 million (2009: £334 million), translating into 16% growth in adjusted basic earnings per share of 22.3 pence (2009: 19.2 pence).

Including all exceptional items, profit for the period was £542 million (2009: £169 million), generating basic earnings per share of 31.1 pence (2009: 9.7 pence).

Profit before tax in the period of £707 million (2009: £339 million) includes the Group's share of joint ventures of £21 million (2009: £15 million), a net interest charge of £74 million (2009: £107 million) and a profit on disposal of ITV shares of £115 million (2009: impairment charge of £191 million).

Excluding exceptional items, net interest payable was £100 million (2009: £119 million). Net interest of £74 million (2009: £107 million) included gains relating to the remeasurement of derivative financial instruments not qualifying for hedge accounting and income relating to EDS damages. For more information see the Exceptional Items on page 10.

Taxation for the period was £165 million (2009: £170 million). The Group has benefited from the lower UK corporate rate and we currently expect the effective tax rate for the year to be between 28% and 29% (2009: 29.5%).

Cash Flow and Financial Position

Cash generated from operations was strong at £925 million for the period, up 20% on the prior year. After tax, interest, capital expenditure, net cashflows relating to joint ventures and associates and excluding exceptional items free cash flow was £310 million, up 17% on the prior year.

Net cash flow was £566 million (2009: £52 million), which included litigation income from the EDS settlement of £270 million, net proceeds of £196 million from the disposal of a 10.4% stake in ITV, net of dividend payments. Net debt as at the end of the period included litigation proceeds from EDS of £233 million, which are potentially repayable pending the outcome of an appeal. Excluding this amount, net debt was £1,394 million (2009: £1,670 million). See Corporate section for more detail.

In the quarter we completed the purchase of the freehold land and buildings adjacent to our Osterley site for £57m and let the site back to the current occupant in the short term. The purchase allows us to further consolidate operations into a single, sustainable campus and make the most efficient use of our existing Osterley site. We continue to expect full year capex, excluding this transaction, to be around £400 million.

Exceptional Items

Reported operating profit in the period included an exceptional gain of £28 million in relation to settlement proceeds from EDS and an exceptional charge of £1 million (2009: £3 million) within administration costs relating to the legal expenses of the Group's claim against EDS.

Net interest includes a £17 million gain relating to the remeasurement of all derivative financial instruments not qualifying for hedge accounting (2009: £12 million gain) and £9 million relating to EDS damages (see Corporate section for more details). Profit before tax also included £115 million profit on disposal from the placement of 404 million ITV shares.  The related tax effects of these exceptional items amounted to £14 million (2009: £13 million).

Results in the prior year also included an adjustment to subscription revenue of £36 million representing amounts invoiced in prior years, which did not meet revenue recognition criteria under IFRS until March 2009; an adjustment of £6 million relating to a deferred tax write-off following a change in law in the period in respect of industrial building allowances; an impairment loss of £191 million relating to the Group's investment in ITV, and related tax effects.

Corporate

ITV

On 8 February 2010 Sky placed a shareholding of approximately 10.4% in ITV, in accordance with the final undertakings given to the Secretary of State for Business, Innovation and Skills. This resulted in aggregate consideration of £196 million and a profit on disposal of £115 million, being the excess of the consideration above the previously written down value of the shares for accounting purposes (20 pence). Sky retains a residual 7.5% investment in ITV.

EDS

In a judgment handed down on 26 January 2010, the Technology and Construction Court (the TCC) ruled in favour of Sky after a five-year legal action against Electronic Data Systems (EDS) in deceit, negligent misrepresentation and breach of contract. The action related to EDS' former role as a supplier to Sky as part of our customer relationship management (CRM) project.

The final amount to be paid by EDS in damages, costs, and interest is yet to be determined by the TCC. EDS has applied to the trial judge for permission to appeal; that decision has yet to be handed down. In accordance with the TCC's instruction, EDS has made an interim payment to Sky of £270 million. The Group has recognised an amount of £37 million in the income statement, being the amount of the payments to date that EDS is not contesting (£28 million recorded in operating profit) and the interest thereon (£9 million recorded in net interest). For accounting purposes, the Group does not currently have sufficient certainty in respect of the remaining £233 million received as at 31 March 2010 to recognise any further amounts in the income statement and £233 million is therefore recorded in trade and other payables pending the outcome of any appeal.

Regulation

On 16 April 2010 Sky applied to the Competition Appeal Tribunal (CAT) for the grant of interim relief in relation to the outcome of Ofcom's Pay TV market investigation. Our application has yet to be decided upon.

US Registration

Following the redemption this quarter of certain US SEC registered securities issued by News Corporation in 1998 and 2003 and registered with the US Securities and Exchange Commission (SEC) and the repayment by the Group in July 2009 of its sole remaining series of SEC registered bonds, the Company intends to delist its American Depositary Shares (ADSs) from the New York Stock Exchange (NYSE) and terminate its registration and its reporting obligations under the US Securities Exchange Act of 1934. We will maintain a Level One American Depositary Receipt (ADR) programme and our ADSs would trade over the counter.  Less than two per cent of Sky's shares are held through our ADR programme, and we do not believe that it remains appropriate from a cost and administrative perspective to maintain our NYSE listing and SEC registration. Each ADS in our ADR programme will continue to represent four of our ordinary shares.

We will continue to comply with the UK Listing Authority's Disclosure and Transparency Rules, and will ensure that the rigorous standards of governance and control established to comply with the Sarbanes-Oxley requirements remain in place.  Maintaining our Level One ADR programme would ensure that US shareholders can receive dividends and would enable the daily pricing of our ADRs in US dollars. We would also remain committed to a full programme of US investor relations activities and continue to provide dedicated quarterly results conference calls for US shareholders.

Enquiries:

Analysts/Investors:

Francesca Pierce	Tel:	020 7705 3337
Lang Messer	Tel:	020 7800 2657

E-mail: investor-relations@bskyb.com

Press:

Robert Fraser	Tel:	020 7705 3706
Bella Vuillermoz	Tel:	020 7705 3916

E-mail: corporate.communications@bskyb.com

A conference call for UK and European analysts and investors will be held at 08.30 a.m. (BST) today. Participants must register by contacting Emily Dimmock or Yasmin Charabati on +44 20 7251 3801 or at bskyb@finsbury.com . In addition, a live webcast of this presentation to UK/European analysts and investors will be available via http://www.sky.com/investors and subsequently available for replay.

There will be a separate conference call for US analysts and investors at 10.00 a.m. (EST).  To register for this please contact Dana Diver at Taylor Rafferty on +1 212 889 4350.  Alternatively you may register online at http://invite.taylor-rafferty.com/_bskyb/cc.  A live webcast of this presentation will be available today on Sky's corporate website, which can be found at www.sky.com/investors .

Use of measures not defined under IFRS

This press release contains certain information on the Group's financial position, results and cash flows that have been derived from measures calculated in accordance with IFRS. This information should not be read in isolation of the related IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group.  These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay-TV, fixed line telephony, broadband and bandwidth requirements, advertising growth, DTH subscriber growth, Multiroom, Sky+, Sky+HD and other services penetration, churn, DTH and other revenue, profitability and margin growth, cash flow generation, programming costs, subscriber management and supply chain costs, administration and other costs, marketing expenditure, capital expenditure programmes, liquidity and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of laws and government regulation upon the Group's activities, its reliance on technology, which is subject to risk, change and development, failure of key suppliers, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the U.K. and Ireland.

Information on significant risks and uncertainties are described in the "Principal Risks and Uncertainties" section of Sky's Interim Management Report for the half year ended 31 December 2009.  Copies of the Interim Management Report are available from the British Sky Broadcasting Group plc web page at www.sky.com/corporate. All forward-looking statements in this document are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix 1 - Glossary

Useful definitions	Description
Adjusted earnings per share (EPS)	Adjusted profit for the period divided by the weighted average number of ordinary shares during the period.
Adjusted operating profit and margin	Operating profit excluding exceptional items. Adjusted operating margin is stated as a percentage of adjusted revenue.
Adjusted profit for the period	Profit for the period adjusted to remove remeasurement of all derivative financial instruments (not qualifying for hedge accounting), exceptional items and related tax effects
ARPU	Average Revenue Per User: the amount spent by the Group's residential subscribers in the quarter, divided by the average number of residential subscribers in the quarter, annualised.
Churn

The number of DTH customers over a given period that terminate their subscription in its entirety, net of former customers who reinstated their subscription in that period (where such reinstatement is within a 12 month period of the termination of their original subscription), expressed as an annualised percentage of total average subscribers for the period.

Customer	A subscriber to a DTH service.
DSL	Digital Subscriber Line
DTH

Direct-to-home: the transmission of satellite services and functionality with  reception through a mini-dish. The Group also retails certain Sky channels to a limited number of DSL subscribers (references throughout to 'DTH subscribers' include DSL subscribers).

EBITDA

Earnings before joint ventures, interest, taxation, depreciation and amortisation is calculated as operating profit before depreciation and amortisation or impairment of goodwill and intangible assets.

Free cash flow	The amount of cash generated by Sky after meeting obligations for interest and tax, after all capital expenditure and net cash flows relating to joint ventures and associates.
HD	High Definition television.
Multiroom	Installation of an additional set-top box in the household of an existing customer.
Net debt	Borrowings net of cash and cash-equivalents, short-term deposits, and borrowings related derivative financial instruments
Sky Broadband and Talk	Residential Sky Broadband and Sky Talk customers. UK Online customers are excluded from quoted subscriber figures.
Sale	A sale is a gross addition of any product.
Sky+	Sky's fully-integrated Personal Video Recorder (PVR) and satellite decoder. This includes Sky+HD decoders.
Viewing share	Number of people viewing a channel as a percentage of total viewing audience.

Appendix 2 - Consolidated Financial Information

Condensed Consolidated Income Statement for the nine months ended 31 March 2010

	Notes	2009/10 Nine months ended 31 March £ million (unaudited)	2008/09 Nine months ended 31 March £ million (unaudited)

Revenue	1	4,383	3,996
Operating expense	2	(3,766)	(3,374)
Litigation settlement income	3	28	-

EBITDA		895	833
Depreciation and amortisation		(250)	(211)
Operating profit		645	622

Share of results of joint ventures and associates		21	15
Investment income		11	33
Finance costs		(85)	(140)
Impairment of available-for-sale investment		-	(191)
Profit on disposal of available-for-sale investment	4	115	-
Profit before tax		707	339

Taxation		(165)	(170)
Profit for the period attributable to equity shareholders of the parent company		542	169

Earnings per share from profit for the period (in pence)
Basic	5	31.1p	9.7p
Diluted	5	31.0p	9.7p

Adjusted earnings per share from adjusted profit for the period (in pence)
Basic	5	22.3p	19.2p
Diluted	5	22.2p	19.1p

Condensed Consolidated Income Statement

for the three months ended 31 March 2010

	2009/10 Three months ended 31 March £ million (unaudited)	2008/09 Three months ended 31 March £ million (unaudited)
Revenue	1,510	1,395
Operating expense	(1,294)	(1,158)
Litigation settlement income	28	-

EBITDA	328	311
Depreciation and amortisation	(84)	(74)
Operating profit	244	237

Share of results of joint ventures and associates	7	5
Investment income	9	5
Finance costs	(26)	(52)
Impairment of available-for-sale investment	-	(132)
Profit on disposal of available-for-sale investment	115	-
Profit before tax	349	63

Taxation	(63)	(60)
Profit for the quarter attributable to equity shareholders of the parent company	286	3

Earnings per share from profit for the quarter (in pence)
Basic	16.4p	0.2p
Diluted	16.4p	0.2p

Adjusted earnings per share from adjusted profit for the quarter (in pence)
Basic	7.8p	6.2p
Diluted	7.8p	6.2p

Notes:

1          Revenue

	2009/10	2008/09
	Nine months ended 31 March	Nine months ended 31 March
	£ million	£ million
	(unaudited)	(unaudited)

Retail subscription	3,518	3,091
Wholesale subscription	176	150
Advertising	232	234
Easynet	151	151
Installation, hardware and service	139	192
Other	167	178
	4,383	3,996

2            Operating expense

	2009/10	2008/09
	Nine months ended 31 March	Nine months ended 31 March
	£ million	£ million
	(unaudited)	(unaudited)

Programming	1,421	1,309
Transmission, technology and networks	656	526
Marketing	826	661
Subscriber management and supply chain	488	497
Administration	375	381
	3,766	3,374

3            Litigation settlement income

In a judgement handed down on 26 January 2010, the Technology and Construction Court ("TCC") ruled in favour of the Group after a five-year legal action against Electronic Data Systems (EDS) in deceit, negligent misrepresentation and breach of contract. The action related to EDS's former role as a supplier to the Group as part of our customer relationship management (CRM) project.

In February 2010, the TCC ordered EDS to make interim payments on account of costs, damages and interest totalling £270 million to the Group, although the final amount to be paid by EDS in damages, costs and interest is yet to be determined by the TCC. On 1 March 2010 EDS applied to the TCC for leave to appeal to the Court of Appeal. The decision to grant or reject this application has not yet been handed down. The final amount of costs and compensation will depend on both the final determination by the TCC of amounts to be paid to Sky and/or the outcome of any appeal process.

The contractual liability cap in Sky's contract with EDS was £30 million. EDS counterclaimed for invoiced amounts of £2 million offset against the undisputed contract cap liability, leaving £28 million uncontested by EDS which is therefore not subject to any appeal.  Interest of £9 million on this amount has been calculated at the Bank of England base rate plus one percent over the 8 year period since the Group terminated the contract with EDS in March 2002. This interest rate is the Group's best estimate of the TCC's minimum basis of calculation of the interest payable on costs and damages, and is lower than the rate which the Group has proposed to the TCC.  The Group believes it has sufficient certainty in respect of the uncontested amount and related interest to recognise them in the income statement. Consequently £28 million has been recognised as income within Litigation Settlement Income and £9 million has been recognised within Investment Income. These amounts have been treated as adjusting items in arriving at adjusted profit for the period.

The Group does not currently have sufficient certainty in respect of the remaining £233 million received (and any additional amounts that may be received) as at 31 March 2010 to recognise any further amounts in the income statement and consequently, the amount received has been recorded in trade and other payables pending the outcome of any appeal.

4            Profit on disposal of available-for-sale investment

On 8 February 2010 the Group placed a shareholding of 10.4% in ITV plc ("ITV") in accordance with the final undertakings given by the Group to the Secretary of State for Business, Innovation and Skills relating to the Group's investment in ITV.

The placing by the Group of 404,362,095 ITV shares at 48.5 pence per share resulted in aggregate consideration of £196 million. A profit of £115 million was realised on disposal being the excess of the consideration above the impaired value of the shares.

The Group continues to hold 7.5% of ITV.

5          Earnings per share

	2009/10	2008/09
	Nine months ended 31 March	Nine months ended 31 March
	Millions of shares	Millions of shares
The weighted average number of shares for the period was:
Ordinary shares	1,753	1,753
ESOP trust ordinary shares	(10)	(13)
Basic shares	1,743	1,740

Dilutive ordinary shares from share options	8	7
Diluted shares	1,751	1,747

Basic and diluted earnings per share are calculated by dividing profit or loss for the period into the weighted average number of shares for the period. In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the period which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain underlying performance.

	2009/10	2008/09
	Nine months ended 31 March	Nine months ended 31 March
	£ million	£ million
Reconciliation from profit for the period to adjusted profit for the period
Profit for the period	542	169
Remeasurement of all derivative financial instruments (not qualifying for hedge accounting)	(17)	(12)
Litigation settlement income (see note 3)	(28)	-
Interest receivable on litigation settlement (see note 3)	(9)	-
Legal costs relating to ongoing claim against EDS	1	3
Recognition of deferred revenue	-	(36)
Deferred tax write off following change in legislation	-	6
Impairment of available-for-sale investment	-	191
Profit on disposal of available-for-sale investment (see note 4)	(115)	-
Tax effect of above items	14	13
Adjusted profit for the period	388	334

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 29 April 2010                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary